Exhibit 1

Trading Symbols TSX-V: LM; OTC BB: LMDCF 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

First Quarter Ended March 31, 2012

May 30, 2012

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2012

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation, (“Lingo Media” or the “Company”) consisting of the Condensed Consolidated Interim Balance Sheet as at March 31, 2011 and the Condensed Consolidated Interim Statements of Comprehensive Income, Changes in Equity, and Cash Flows for the three months ended March 31, 2011.  All amounts are stated in Canadian Dollars.  An accounting firm has not reviewed or audited this interim financial information.

The following MD&A of Lingo Media Corporation’s financial condition and results of operations, prepared as of May 30, 2012, should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2012 which are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian dollars unless stated otherwise. These documents can be found on the SEDAR website, www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media Corporation is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning ("ELL") on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”).  ELL Technologies is a globally-established ELL multi-media and online training company marketed under the Q Group brand (www.elltechnologies.com).  Parlo is a fee-based online ELL training and assessment service (www.parlo.com).  Speak2Me is a free-to-consumer advertising-based online ELL service in China (www.speak2me.cn).  Lingo Learning is a print-based publisher of ELL programs in China.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China's education market of more than 300 million students. The Company continues to expand its ELL offerings and is extending its reach globally.

As of March 31, 2012, the Company operated three distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students.  To date, it has co-published more than 395 million units from its library of more than 360 program titles in China.

Online English Language Learning

(i)                    Training

To further leverage its Speak2Me lesson library and technology platform, the Company has expanded its online offerings to include fee-based spoken English training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.

In May 2010, the Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler and other tailor-made solutions. ELL Technologies sells in over 22 countries through a network of distributors and earns its revenues from licensing and subscription fees.

(ii)                   Social Learning
Through its free-to-consumer www.speak2me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from its Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and from sponsorship advertising.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	3

Recent Developments

Business Developments

On February 28, 2012, the Company announced that ELL Technologies signed a contract with Corporation La Prensa, S.A. (“La Prensa”), a leading multimedia publishing house in the development and dissemination of content, products and services in Panama.  La Prensa’s main activity is the publication, distribution and sale of newspapers, La Prensa and Mi Diario. Under the contract, La Prensa purchased the full package of Q English Online including Basic, Intermediate and Advanced courses. The initial order under the contract was for 10,000 sets of licenses and the access to the courses is available through La Prensa’s website via scratch cards distributed at a retail level.

On March 8, 2012, the Company announced that ELL Technologies and its Spanish distributor, e-ducativa, in collaboration with El Corte Ingles, signed a pilot program with the Madrid Local Police.

On March 15, 2012, Lingo Media announced that ELL Technologies signed a contract with Intel Corp. to market and sell the Q English CD’s through their direct-to-consumer channel in Colombia.

On May 8, 2012, Lingo Media’s ELL Technologies launched its newly designed Q Kids Online English program and announced its first sale in Turkey.

Q Kids is for young learners from 4-10 years old and includes completely re-designed interactive software in full 3D animation along with course books, worksheets, games, flashcards, songs, stories and teachers’ guides. This program includes a “record-and-playback” feature for pronunciation and native language support for parents. Q Kids additionally incorporates a learning management system that enables teachers and parents to monitor each child’s progress. The program consists of two language learning environments - Winnie’s World, for pre-readers and Freddy’s Islands for children with basic reading skills. Together, they provide young learners with the necessary building blocks to communicate successfully in English, both in and out of school.

Q Kids licenses will be sold through our distribution network worldwide. ELL Technologies has secured the first sale through its distributor in Turkey, Rotal Digital, to YDS Education Group, a leading education provider in the publication, distribution and sale of learning materials in Turkey. Under the contract, YDS Education Group has purchased an initial order of 5,000 licenses.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is China’s State Ministry of Education’s publishing arm, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s ELL programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Media’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	4

Parlo and ELL Technologies earn training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.    Revenue is recognized upon delivery of the training courses to the end client through the distributor and when collectability is reasonably assured.

Speak2Me earns advertising revenue through its free-to-consumer advertising-based online ELL service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $74,160 for the period ended March 31, 2012 compared to $70,378 for 2011.  This amount consists of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With more than 395 million copies of co-published units to date Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.  PEP, continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through ongoing product revisions and updated editions of its existing titles and co-op marketing activities.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of Q products of $183,767 for the period ended March 31, 2012, compared to $170,193 for the same period in 2011.

Speak2Me provides sponsored Conversational Advertising™ lessons on www.speak2me.cn. Speak2Me features lessons for Mercedes Benz smart fortwo’s advertising campaign.  Revenue earned from Conversational Advertising™ for the period ended March 31, 2012 was $Nil compared to $60,263 for March 31, 2011.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at March 31, 2012 Lingo Media had a working capital deficiency of $349,626 compared to a working capital deficiency of $555,053 as at March 31, 2011. Total comprehensive loss for the period ended March 31, 2012 was $(628,621) compared to total comprehensive loss of $(1,543,932) for the period ended March 31, 2011.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	5

	2012	2011
Revenue Print-Based English Language Learning	74,160	70,378
Online English Language Learning	183,767	230,456
	257,927	300,834
Total Comprehensive Loss	(628,621)	(1,543,662)
Loss per Share, Basic and Diluted:	$(0.03)	$(0.09)
Total Assets	2,377,466	5,837,712
Balance of acquisition payment due	-	763,729
Working Capital / (Deficit)	(349,626)	(555,053)
Cash (Used)/Provided - Operations	(281,560)	(535,990)

The Company had cash on hand as at March 31, 2012 of $175,283 (2011 - $482,767) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

Revenues from print-based English language learning for the period were $74,160 compared to $70,378 for the same period in 2011 through its Co-Publishing Agreement with Yilin Press. PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.

Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.  During the period, Lingo Media earned $183,767 in online English language learning revenue as compared to $230,456 in 2011.

Selling, General and Administrative

Selling, general and administrative expenses decreased to $607,546 compared to $779,060 in 2011.  This decrease was largely due to the rationalization of costs related to the operations of the print-based English language learning segment.  Selling, general and administrative expenses for the two segments are segregated below.

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from 2011 to 2012 primarily because of reduction of the head count and accrual of grants.  Premises expenses decreased as the Company allocated additional rent expenses to its Online ELL business. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2012	2011
Sales, marketing & administration	$21,712	$101,901
Consulting fees and salaries	105,351	246,793
Travel	1,048	11,024
Premises	28,905	3,479
Shareholder service	6,614	28,138
Professional fees	8,321	17,742
	$171,950	$409,077

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	6

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $443,998 for the period compared to $369,983 for the same period in 2011. Selling, general and administrative costs for this business unit increased from 2011 to 2012 as a result of increased sales efforts in certain regions.

	2012	2011
Sales, marketing & administration	$342,277	$299,823
Consulting fees and salaries	18,228	51,072
Travel	11,777	609
Premises	28,041	17,396
Shareholder service	16,389	-
Professional fees	18,884	1,083
	$435,596	$369,983

Net Loss

Total comprehensive loss for the Company was $(628,621) for the period ended March 31, 2012 as compared to $(1,543,662) in 2011.  These losses can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2012	2011
Revenue	183,767	230,456
Expenses:
Direct cost	71,472	43,997
General & administrative	435,596	369,983
Amortization of property & equipment	1,038	10,073
Amortization of development costs	99,562	597,641
Income taxes and other taxes	1,524	-
	609,192	1,021,694
Segment Loss - Online ELL	(425,425)	(793,238)

Print-Based ELL	2012	2011
Revenue	74,160	70,378
Expenses:
Direct cost	-	13,871
General & administrative	171,950	409,077
Amortization of property & equipment	2,010	242
Amortization of development costs	-	8,807
Income taxes and other taxes	11,495	11,855
	185,455	443,852
Segment Loss – Print-Based	(111,295)	(373,474)

Other
Foreign exchange	42,201	(67,483)
Interest and other financial expenses	28,575	44,851
Stock-based compensation	28,726	379,122
Other comprehensive income	(7,601)	22,730
	(91,901)	(379,220)
Total Comprehensive Loss	(628,621)	(1,543,662)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	7

During the period, the Company continued to invest in product development.  The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above.  The loss decreased primarily as a result of decreased expenditures related to stock-based compensation and reduced amortization of development costs. Expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Foreign Exchange

The Company recorded foreign exchange gain of approximately $42,201 as compared to a loss of approximately $67,483 in 2011, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Stock-based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $28,726 compared to $379,122 during 2011. The decrease in this expense is due to fewer options vested during the period as compared to the first quarter of 2011.

Net Loss

The Company reported a total comprehensive loss of $(628,621) for the period ended March 31, 2012, as compared to a net comprehensive loss of $(1,543,932) in 2011.

Summary of Quarterly Results

	Q2-11	Q3-11	Q4-11	Q1-12

Revenue	$455,740	$349,544	$960,851	$257,927
Loss Before Taxes and Other Comp Income	(1,045,166)	(847,181)	(1,110,253)	(623,203)
Total Comprehensive Loss	(1,165,770)	(999,551)	(960,070)	(628,621)
Loss per Basic and Diluted Share	$(0.06)	$(0.05)	$(0.05)	$(0.03)

	Q2-10	Q3-10	Q4-10	Q1-11

Revenue	$559,437	$413,330	$877,091	$300,834
Loss Before Taxes and Other Comp Income	(865,326)	(1,012,382)	(811,331)	(1,509,077)
Total Comprehensive Loss	(924,041)	(931,116)	(637,184)	(1,543,662)
Loss per Basic and Diluted Share	$(0.07)	$(0.08)	$(0.04)	$(0.09)

Liquidity and Capital Resources

As at March 31, 2012, the Company had cash and cash equivalents of $175,283 compared to $482,767 for the same period in 2011.  Accounts and grants receivable of $895,370 were outstanding at the end of the period compared to $801,160 in the first quarter of 2011 as the Company had higher grants receivable in the first quarter of 2012 as compared to the same period in 2011. With 82% of the receivables from PEP and a 180 day collection cycle, the Company does not anticipate an effect on its liquidity.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	8

Total current assets amounted to $1,177,901 (2011 - $1,906,801) with current liabilities of $1,527,527 (2011 - $2,461,854) resulting in a working capital deficiency of $(349,626) (2011 - working capital deficit of $(555,053)).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.

The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2012	$256,757
2013	268,316
2014	271,732
2015	193,332
2016	193,332

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation was $63,000 (2011 – $106,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, all of which is deferred and included in accounts payable.

At March 31, 2012, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 (2011 - $435,000) bearing interest at 9% per annum.  Interest expense related to these loans is $9,761 (2011 - $9,809).

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	9

Additional Disclosure

Intangibles

March 31, 2011	Cost	Accumulated Amortization	Net
Software and web development(i)	$6,586,259	$4,159,351	$2,426,908
Content platform(ii)	1,477,122	246,050	1,231,072
Customer relationships(iii)	130,000	54,137	75,863
	$8,193,381	$4,459,538	$3,733,843

December 31, 2011	Cost	Accumulated Amortization	Net
Software and web development(i)	$5,931,786	$5,865,705	$66,081
Content platform(ii)	1,477,112	470,214	1,006,898
Customer relationships(iii)	130,000	103,458	26,542
	$7,538,898	$6,439,377	$1,099,521

March 31, 2012	Cost	Accumulated Amortization	Net
Software and web development(i)	$242,269	$171,693	$70,576
Content platform(ii)	1,477,122	543,868	933,254
Customer relationships(iii)	130,000	119,663	10,337
	$1,849,391	$835,224	$1,014,167

(i)
The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. At December 31, 2011, Management assessed the value of this asset and found it to be impaired. Accordingly, an impairment loss of $703,600 was recorded.

(ii)
In 2010, the Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships from its acquisition.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	10

Property and Equipment

Cost, January 1, 2011	$209,733
Additions	2,585
Effect of foreign exchange	844
Cost, December 31, 2011	$213,162
Additions	-
Effect of foreign exchange	(599)
Cost, March 31, 2012	$212,563

Accumulated depreciation, January 1, 2011	151,572
Charge for the year	58,159
Effect of foreign exchange	(44,890)
Accumulated depreciation, December 31, 2011	$164,841
Charge for the period	2,455
Effect of foreign exchange	(503)
Accumulated depreciation, March 31, 2012	$166,783

Net book value, January 1, 2011	$58,161
Net book value, December 31, 2011	$48,321
Net book value, March 31, 2012	$45,780

Disclosure of Outstanding Share Data

As of May 30, 2012, the followings are outstanding:

Common Shares – 20,543,177
Warrants – 5,764,208
Stock Options – 1,739,727

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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